June 15, 2005

United States Securities & Exchange Commission
Ms. Claire Lamoureux
Division of Corporate Finance
Washington, D.C. 20549

Subject: Florida Gaming Corporation
Form 10-KSB for the year ended December 31, 2004
Form 10-QSB for the period ended March 31, 2005
                Commission File #: 000-09099

Dear Ms. Lamoureux:

The following is in response to the subject letter to Florida Gaming Corporation (the “Company”), dated July 1, 2005.

1.	Future filings will include a section detailing the critical accounting estimates in the MD&A. We will refer to Financial Reporting Policy 60 and Release No. 33-8350 for guidance.
2.
Future filings will describe the reason for material changes from period to period. We will also provide an analysis and quantification in line items. We will refer to Item 303 (b)(1)(vi) of Regulation S-B.

3.	Future filings will discuss the net working deficit and we will refer to Item 303(b) (1) of Regulation S-B.

4.
We understand that APB 30 requires us to consider the environment in which we operate and that Florida routinely faces hurricanes and tropical storms. However, in this case, history was made when two category 3 hurricanes made land fall at Ft. Pierce, Florida within three weeks. The extent of the damage and thus the insurance claim and gain were increased dramatically by the second hurricane because the first hurricane removed the roof from the Ft. Pierce fronton building. While we do not believe a single hurricane in a year would be unusual in nature, certainly, two hurricanes in three weeks in exactly the same place is highly unusual. Of course, nothing like this has happened for over 40 years in Florida so it is certainly infrequent. We believe a fair analog would be tornadoes in the Midwest. Certainly, it isn’t unusual for tornadoes to form and touch down in the Midwest but it would be highly unusual for two tornadoes to form and touch down in the same city in a three-week period. We believe the treatment we have afforded the gain provides the best measure of our economic performance to our shareholders. We do not believe it is appropriate to include the gain in our income from continuing operations but, upon your direction in your letter, we will revise future filings to reclassify the gain from extraordinary to a separately stated item of income from continuing operations.

5.	We understand and concur with your advice on the presentation of preferred dividends in our statements of operations.
6.	We will revise future filings to disclose the useful lives of each class of our property and equipment.
7.
In 2004 we recognized a loss on real estate activities that included a provision to increase a valuation reserve we maintain on houses and lots we are holding out for sale. The impairment loss was not related to a long-lived asset. The valuation for the houses and lots was based on appraisals determined by comparable sales in the same development. We will include an expanded description of the above information in future filings.

8.
Jai-alai and intertrack mutual commissions are recognized immediately upon the completion of the event upon which the related wagers are placed. In general, wagers are placed immediately prior to the event upon which the wager is placed. The wagers are generally made in cash or other good funds and subject to state escrow requirements so collectibility is never an issue. SAB 101, Topic 13, deals with revenue recognition. We believe the timing of the revenue recognition is appropriate because we recognize the revenue after it is earned. Further, the collection of the funds is not in question. Finally, with respect to the inclusion of disclosures regarding our handle on the face of the Statement of Operations, we believe the handle data is important to the understanding of the trends in parimutuel commission income. We would be happy to move this information to our footnote disclosures if you believe that would be preferable presentation.

9.
Our policy is to capitalize any advertising costs that benefit future periods through name branding. We have incurred no such expenses in the last two years. All of our advertising costs have been expensed as incurred because they relate to promotions for particular events and seasonal activities that do not benefit future periods. There were no capitalized advertising costs at December 31, 2004 or 2003.

10.	We will begin using tabular presentation of stock options in future filings.
11.
The fair market value of the stock optioned on both dates in question was below the strike price of both options. The market values were $2.85 per share on June 13, 2003 and $3.50 per share on September 23, 2003.

12.
The real estate valuation reserve is the same reserve discussed in Item 7 above. The purpose of the reserve is to lower the carrying value of our retail real estate inventory to realizable (fair market) value.

13.	We will revise future filings to reflect paragraph 47 of FAS 109.
14.
The presentation of our loss from real estate activities as a one line item is driven by the fact that we had no sales in 2004. Accordingly, the line contains only expenses. Because our primary business has been and is expected to be the gaming business, we have treated our retail real estate sales activity as other income and losses as opposed to operating income combined with our gaming operations. This presentation is consistent with all previous years. We are open to any ideas you have for improving our financial reporting in this area.

15.	Please find below, the information requested pertaining to FAS 131, paragraph 32.

All amounts in table are in thousands
						PROFIT
		ASSETS		REVENUES		(LOSS)

Florida Gaming Centers	80%	15,972	100%	9,466	91%	(4,383)

Tara Club Estates	20%	3,881	0%	-	9%	(411)

Consolidated Total	100%	19,853	100%	9,466	100%	(4,794)

16.	The contingent liability disclosed in Note O still exists. We will continue to include information on this matter in future filings.
17.	Future filings of Form 10QSB will reflect the above responses to the comments found in your letter.

I would like to thank you for the analysis of our financial reporting. We are striving to improve our reporting as we fully implement the provisions of Sarbanes-Oxley Act. The Company is aware that we are responsible for the adequacy and accuracy of the disclosure in the filings. The Company knows that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company is also aware that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact the undersigned at (502) 589-2000 or facsimile (812) 945-7717. My mailing address is Florida Gaming Corporation, 2669 Charlestown Road, Suite D, New Albany, IN 47150.

Sincerely,

Kimberly R. Tharp
Chief Financial Officer